Exhibit 99.1

Höegh LNG Partners LP Announces Agreement for Höegh LNG Holdings Ltd. to Acquire All Publicly Held Common Units of the Partnership

HAMILTON, Bermuda, May 25, 2022 -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announced today that it has entered into a definitive merger agreement with Höegh LNG Holdings Ltd. (“Höegh LNG”) pursuant to which Höegh LNG will acquire, for cash, all of the outstanding publicly held common units of the Partnership, at a price of $9.25 per common unit for a total purchase price of approximately $167.6 million. The revised price represents an increase of $5.00 when compared to the offer of $4.25 per common unit made by Höegh LNG on December 3, 2021, a premium of 35.0% to the closing price of the Partnership’s common units of $6.85 per unit on May 24, 2022 and a premium of 39.2% to the volume weighted average price of the Partnership’s common units for the 30-trading day period ended May 24, 2022.

In connection with the transaction, the Partnership’s incentive distribution rights will be cancelled. The Series A preferred units of the Partnership will remain outstanding.

In connection with the transaction, the board of directors of the Partnership (the “Board of Directors”) directed the conflicts committee of the Board of Directors, comprised solely of directors unaffiliated with Höegh LNG (the “Conflicts Committee”), to consider Höegh LNG’s offer. Following a period of discussion with Höegh LNG and its advisors, the Conflicts Committee approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of the Partnership and the holders of the Partnership’s common units unaffiliated with Höegh LNG. Based on the recommendation of the Conflicts Committee, the Board of Directors unanimously approved the merger agreement and recommended that the Partnership’s common unitholders approve the merger.

The merger is expected to close in the second half of 2022, and is subject to approval of the merger agreement and the transactions contemplated thereby by a majority of the outstanding common units of the Partnership and certain regulatory filings and customary closing conditions. Höegh LNG owns 45.7% of the common units and has entered into a support agreement with the Partnership committing to vote its common units in favor of the merger.

Advisors

Credit Suisse International and Morgan Stanley & Co. LLC are acting as financial advisors to Höegh LNG and Kirkland & Ellis LLP is acting as its legal counsel with respect to the transaction. Evercore is acting as financial advisor to the Conflicts Committee and Richards, Layton & Finger, P.A. is acting as its legal counsel. Baker Botts L.L.P. is acting as the Partnership’s legal counsel.

Forward Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval with respect to the proposed transaction. This communication relates to a proposed business combination between Höegh LNG and the Partnership. In connection with the proposed transaction, the Partnership will prepare and disseminate a proxy statement to its unitholders. WE URGE UNITHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE DISSEMINATED BY THE PARTNERSHIP BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s website for investors at www.hoeghlngpartners.com.

Participation in the Solicitation of Votes

Höegh LNG and the Partnership and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

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